April 17, 2025

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

        Re: NuCana plc
            Draft Registration Statement on Form F-1
            Submitted April 4, 2025
            CIK No. 0001709626
Dear Hugh S. Griffith:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure on page 10 that the Series A Warrants and Series B Warrants contain reset provisions that may result in a downward adjustment to the exercise price of such warrants, and that may result in a corresponding increase to the number of ADSs issuable upon the exercise of such warrants, and that, additionally, if the
       Series B Warrants are exercised by way of an "alternative cashless exercise," such exercising holder will receive three ADSs for each ADS they would receive in a cash exercise for the Series B Warrants they exercise, without any cash payment to the company (subject to the mandatory nominal exercise price). Please revise the cover page headings, the cover page narrative and the Prospectus Summary to highlight the maximum number of ADSs that could be issued upon the exercise of your Series A
 April 17, 2025
Page 2

       Warrants and Series B Warrants, and, if similar formulas apply, the Pre-Funded
       Warrants. For guidance, refer to Regulation S-K Item 501(b)(2). Additionally, as appropriate for each of the respective warrants, disclose that the number of ADSs issuable upon the exercise of such warrants increases as the stock price falls further below the initial exercise price of such warrants.
2. With respect to the "alternative cashless exercise" feature of the Series B Warrants, please revise the cover page narrative and Prospectus Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of those warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one ADS when they could choose the
       "alternative cashless exercise" option and pay no money, except for the mandatory nominal exercise price, to receive three ADSs. Additionally, please include in your disclosure, where appropriate, the value of the "mandatory nominal exercise price"
       referenced on page 10.
Risk Factors
Risks Related to This Offering
We are selling a substantial number of ADSs in this offering, which could cause the price of our ADSs to decline., page 9

3. We note your risk factor disclosure on page 10 that the Series A Warrants and the
       Series B Warrants contain exercise price adjustments, adjustments to increase the number of ADSs "issuable" upon exercise, and, in the case of the Series B Warrants, an "alternative cashless exercise" feature, which, if triggered, may cause substantial dilution. Please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the reset provisions that could adjust upward the number of
       ADSs underlying the Series A Warrants and the Series B Warrants and from the
       "alternative cashless exercise" feature of the Series B Warrants. The risk factor should disclose the maximum number of ADSs that may be issuable upon exercise of all of the Warrants.
4. Please include a risk factor stating, if true, that this offering could cause the price of your ADSs to fall below the minimum bid price required by the Nasdaq Listing Rules, which could result in your ADSs being delisted from Nasdaq. To the extent you have plans to seek shareholder approval for a reverse stock split or have plans to increase the number of ordinary shares represented by your ADSs, please disclose such plans in this registration statement, including the proposed ratio, if known. General

5. We note your references in your prospectus to an "alternative cashless exercise" of the
       Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants.
       In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative
 April 17, 2025
Page 3

       cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no, or nominal, cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more ADSs than they would under the cash exercise terms.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   John T. Rudy, Esq.